April 6, 2015

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:	Carbylan Therapeutics, Inc.
Registration Statement on Form S-1, as amended
Filed December 29, 2014
File No. 333-201278

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representative of the several underwriters, hereby join in the request of Carbylan Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on April 8, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representative of the several underwriters, advise you that we previously effected a distribution of the Company’s preliminary prospectus dated January 23, 2015 for the period of January 23, 2015 through February 2, 2015, which included furnishing approximately 1,095 prospectuses to prospective investors.

On April 6, 2015, the Company filed an amended Registration Statement containing a revised preliminary prospectus, dated April 6, 2015 (the “Preliminary Prospectus”). Pursuant to Rule 460 under the Act, we, as the representative of the several underwriters, wish to advise you that on April 6, 2015, we effected the following distribution of the Preliminary Prospectus dated April 6, 2015:

(i)	Number of prospective underwriters to which the Preliminary Prospectus was furnished: 3

(ii)	Number of Preliminary Prospectuses furnished to investors: approximately 1,095

(iii)	Number of Preliminary Prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 160

We, the undersigned, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

(signature page follows)

Very truly yours,

LEERINK PARTNERS LLC

As the representative of the several underwriters

LEERINK PARTNERS LLC

By:	/s/ Bryan Giraudo
Name:	Bryan Giraudo
Title:	Managing Director

(Signature Page to Acceleration Request Letter)